May 17, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant

Re:	SentinelOne, Inc.
Draft Registration Statement on Form S-1
Submitted March 17, 2021
CIK No. 0001583708
Ladies and Gentlemen:
We are submitting this letter on behalf of SentinelOne, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 13, 2021 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001583708) confidentially submitted by the Company to the Commission on March 17, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (the “Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in the Draft Registration Statement.
Draft Registration Statement Filed on Form S-1 on March 17, 2021
Risk Factors, page 24
1.You disclose that you expect to continue to generate a significant portion of your revenue from your channel partners in the foreseeable future. Please disclose the percentage of your revenue that is generated by sales through your partners.

U.S. Securities and Exchange Commission
Division of Corporation Finance

2.Disclose the identity of your significant channel partners and the material terms of any agreements with them. In this regard, we note that one channel partner represented 19% of your revenue in fiscal year 2020.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 26 of Draft No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64
2.Your chart shows the growth of ARR from 2013 through 2021. To provide balanced context, please include the net income/losses for all years presented in the chart.
The Company acknowledges the Staff’s comment and has revised the chart on page 71 of Draft No.
3.You disclose that your customer base includes four of the Fortune 10, 27 of the Fortune 500, and 46 of the Global 2000. Please provide context regarding the significance of these customers by disclosing whether these customers are among the 104 customers in 2020 that generated ARR of $100,000 or more.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 72 of Draft No. 2 and will provide updated numbers in a future submission.
Certain Relationships and Related Party Transactions, page 122
4.Please disclose the material terms of the Voting Agreement, including the identity of the parties, in this section.
The Company acknowledges the Staff’s comment and has revised its disclosure on page 133 of Draft No. 2.
Shares Eligible for Future Sale, page 132
5.Please disclose the exceptions to the lock-up agreements.
The Company acknowledges the Staff’s comment and will disclose in a subsequent amendment to the Draft Registration Statement the exceptions to the lock-up agreements once the terms of the lock-up agreements have been finalized.
Financial Statements
Notes To Consolidated Financial Statements
15. Subsequent Events, page F-28

U.S. Securities and Exchange Commission
Division of Corporation Finance

6.Regarding the August and December secondary sales of stock, please clarify whether the sales were at fair value and advise us.
The Company advises the Staff that the shares of common stock in the secondary sales were sold at prices in excess of fair value. As the purchases were made by investors with an economic interest in the Company and the Company facilitated the secondary sales, the Company considered these transactions to have a compensatory element. The excess of the purchase price over the fair value of the shares of $6.2 million for the August 2020 and December 2020 sales were recorded as stock-based compensation expense. The Company has included disclosure of the stock-based compensation expense recorded in connection with these sales in Note 10 to its consolidated financial statements for the year ended January 31, 2021 on page F-25 of Draft No. 2.
7.Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2021 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Tell us when you commenced discussions with the underwriters. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material.
In response to the Staff’s comment, set forth in the table below are the stock options granted by the Company during fiscal 2021 and subsequent to January 31, 2021, as well the option exercise price and fair value of the underlying the Company’s common stock used for financial reporting purposes.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Summary of Option Grants

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Underlying Common Stock for Financial Reporting*
March 27, 2020	9,154,855	$2.27	$2.28
May 22, 2020	541,030	$2.27	$2.83
July 22, 2020	3,298,481	$2.27	$3.43
October 1, 2020	3,239,801	$3.02	$4.13
October 27, 2020	1,040,968	$3.02	$4.39
December 2, 2020	534,490	$3.48	$7.72
February 20, 2021	3,059,136**	$7.76	Note 1
March 24, 2021	9,256,361***	$9.74	Note 1
April 20, 2021	973,995	$9.74	Note 1
*Fair values were determined based on a linear daily interpolation of the values discussed below because the Company did not identify a single event that would have caused a material change in the fair value of its common stock.
**Excludes 2,138,347 options assumed by the Company as part of its acquisition of Scalyr, Inc. (“Scalyr”) in February 2021.
***Includes options to purchase 1,404,605 shares of common stock subject to service-based, performance-based, and market-based vesting conditions for which the Monte Carlo simulation will be used to determine the fair value at the grant date.
Note 1: Value subject to daily interpolation based on future fiscal 2022 valuations and IPO pricing.
The Company advises the Staff that as disclosed in Draft No. 2, the Company has historically granted stock options for which the fair value is estimated using the Black-Scholes option-pricing model. The fair value of the Company’s common stock underlying the Company’s option awards has been determined by the Company’s board of directors (the “Board”) based on several factors, with input from management and contemporaneous third-party valuations (each individually a “Valuation Report” or collectively, “the “Valuation Reports”). The Company refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 85 to 86 of Draft No. 2 for an explanation of the factors considered by the Company in determining the fair value of its common stock.
For financial reporting purposes, the Company retrospectively assessed the fair value of its common stock used in the Black-Scholes option-pricing model used in estimating the grant-

U.S. Securities and Exchange Commission
Division of Corporation Finance

date fair value of the Company’s stock options, after considering all available information at the relevant date, reviewing the events described below since the date of the Company’s most recent Valuation Report and the potential impact of such events on the estimated fair value per share of the Company’s common stock. For stock option grants made during periods between Valuation Reports, the Company used a straight-line methodology to interpolate the estimated fair value of the Company’s common stock on each grant date. The Company believes that the linear interpolation methodology provided a reasonable basis for the valuation of its common stock for financial reporting purposes as the Company did not identify any single event that occurred during the periods between the Valuation Reports that would have caused a material change in the fair value of the Company’s common stock.
In valuing the Company’s common stock, the Board determined the equity value of the Company’s business using various valuation methods, with input from management and third-party valuations. Given the close proximity to the Company’s Series E and Series F redeemable convertible preferred stock issuances, for the February 6, 2020 and October 29, 2020 Valuation Reports, the equity value of the business was determined by utilizing the backsolve method by referencing the preferred share price from the Series E and Series F redeemable convertible preferred stock issuances, respectively, which was then allocated to the common stock using an OPM allocation methodology. As the Company began in January 2021 to plan for an initial public offering (“IPO”) in mid- to late fiscal 2022, beginning with the February 4, 2021 Valuation Report, the equity value of the business was determined through the guideline public company (“GPC”) method under the market approach, which was then allocated to the Company’s common stock using a hybrid probability-weighted expected return (“PWERM”) and option-pricing model (“OPM”), hereinafter referred to as the “Hybrid PWERM.” The Hybrid PWERM approach involves the estimation of future liquidity scenarios for the Company, as well as values and probabilities associated with each respective potential outcome.
The following is the chronological order of how the Company determined the valuation of its common stock for financial reporting purposes, inclusive of each date a Valuation Report was performed including significant fluctuations, and any intervening events within the Company or changes in its valuation assumptions and methodology.
March 27, 2020, May 22, 2020, July 22, 2020, October 1, 2020 and October 27, 2020 Grants
For purposes of determining the fair value of the Company’s common stock for the option awards granted on March 27, 2020, May 22, 2020, July 22, 2020, October 1, 2020, and October 27, 2020, the Company relied, in part, on the February 6, 2020 Valuation Report and the October 29, 2020 Valuation Report.
February 6, 2020 Valuation
In February 2020, the Company closed its Series E redeemable convertible preferred stock financing in which it issued 31,405,183 shares of Series E redeemable convertible

U.S. Securities and Exchange Commission
Division of Corporation Finance

preferred stock at a price of $4.86 per share for an aggregate consideration of $152.5 million, net of issuance costs. The terms of the Series E redeemable convertible preferred stock financing were considered to be at arm’s length and representative of fair value, as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms. As the Series E redeemable convertible preferred stock financing was considered a reasonable indication of fair value as of the valuation date, the approach within the February 6, 2020 Valuation Report utilized the backsolve method. The indicated equity value was solved for using the per share price of the recent Series E redeemable convertible preferred stock and the equity value was then allocated using an OPM.
As the Company’s common stockholders have no access to a public market through which they would sell their shares of common stock and may not force registration of such shares in order to create marketability, a discount for lack of marketability (“DLOM”) of 30.0% was applied for the February 6, 2020 Valuation Report in order to calculate a fair value per share of the Company’s common stock. Additionally, the rights and preferences of the Company’s common stock are subordinate to those of the Company’s redeemable convertible preferred stock. Therefore, the Company’s estimated fair value per share of common stock was lower than the per share price of the preceding Series E redeemable convertible preferred stock financing round. As estimating the probability and value of different liquidity events was too speculative as of that date, the Company utilized the OPM as the equity allocation methodology for the February 6, 2020 Valuation Report.
The concluded fair value per the February 6, 2020 Valuation Report was $1.79 per share of common stock.
October 29, 2020 Valuation
In October 2020, the Company closed a Series F redeemable convertible preferred stock financing round in which it issued 22,128,982 shares of Series F redeemable convertible preferred stock at a price of $12.06 per share for an aggregate consideration of $266.8 million, net of issuance costs. The terms of the Series F redeemable convertible preferred stock financing were considered to be at arm’s length and representative of fair value, as the pricing was negotiated fairly and no strategic, non-financial elements were incorporated into the pricing terms. As the Series F redeemable convertible preferred stock financing was considered a reasonable indication of fair value as of the valuation date, the approach within the October 29, 2020 Valuation Report utilized the backsolve method. The indicated equity value was solved for using the per share price of the recent Series F redeemable convertible preferred stock and the equity value was then allocated using an OPM.
As the Company’s common stockholders have no access to a public market through which they would sell their shares of common stock and may not force registration of such shares in order to create marketability, a DLOM of 27.5% was applied for the October 29, 2020 Valuation Report in order to calculate a fair value per share of the Company’s common stock.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Additionally, the rights and preferences of the Company’s common stock are subordinate to those of the Company’s redeemable convertible preferred stock. Therefore, the Company’s estimated fair value per share of common stock was lower than the per share price of the preceding Series F redeemable convertible preferred stock financing round. As estimating the probability and value of different liquidity events was too speculative as of that date, the Company utilized the OPM as the equity allocation methodology for the October 29, 2020 Valuation Report.
In addition, secondary transactions that were executed in July and August 2020 were also considered in determining the fair value of the Company’s common stock in the October 29, 2020 Valuation Report. The transactions represented a sale between knowledgeable and willing investors. Accordingly, the price at which the shares of common stock were sold was considered and weighted in the determination of the concluded value per share of common stock. The Company considered various factors in determining the weighting to place on the prices indicated by the secondary stock transactions, including timing of the transaction, volume and frequency of transactions over the last twelve months, and the buyers and sellers, among other factors. Secondary transactions of 849,411 shares of common stock were executed in July and August 2020. A 7.5% weighting was given to the secondary transactions at the volume weighted-average price of $6.45 per share, as these secondary transactions represented in aggregate only 0.3% of the total fully diluted shares outstanding of the Company at the valuation date.
The concluded fair value per the October 29, 2020 Valuation Report was $4.41 per share of common stock.
The increase in the fair value of the Company’s common stock between the February 6, 2020 and October 29, 2020 Valuation Reports was driven by the increase in the per share valuation resulting from the Series F redeemable convertible preferred stock financing and the weighting of secondary transactions described above in the October 29, 2020 Valuation Report, as well as a lower DLOM for the October 29, 2020 Valuation Report as compared to the February 6, 2020 Valuation Report. Additionally, during the emergence and rapid spread of the coronavirus (“COVID-19”), the Company experienced accelerated revenue and customer growth. The Company also hired a new Chief Financial Officer with public company experience in September 2020 and achieved FedRAMP certification in early October 2020. As a result, the fair value of the Company’s common stock increased between the February 6, 2020 and October 29, 2020 Valuation Reports.
The Company determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of its common stock, and therefore used a straight-line interpolation between the fair value per share of common stock per the February 6, 2020 and October 29, 2020 Valuation Reports in order to determine the fair value of underlying common stock at each of the grant dates for financial reporting purposes (as reflected in the “Summary of Option Grants” table above).

U.S. Securities and Exchange Commission
Division of Corporation Finance

December 2, 2020 Grants
For purposes of determining the fair value of the Company’s common stock for the option awards granted on December 2, 2020, the Company relied in part on the October 29, 2020 Valuation Report and the February 4, 2021 Valuation Report.
The results of the February 4, 2021 Valuation Report are described further in the table below:

	Early IPO Scenarios	Later IPO Scenarios	OPM	Total	Weighting	Fair Value
Liquidity Date	June 2021	September 2021	January 2023
Scenario Probability	37.5%	37.5%	25.0%	100.0%
Weighted-Average Marketable Value per Share	$18.83	$19.97	$8.07	$16.57
DLOM	12.5%	15.0%	20.0%	14.5%
Hybrid PWERM Fair Value per Share	$16.47	$16.97	$6.46	$14.16	90%
Secondary Sales at $12.06 per share				$12.06	10%
Concluded Fair Value per Share						$13.95
The February 4, 2021 Valuation utilized the Hybrid PWERM in order to allocate the equity value, determined through the GPC method under the market approach for the various scenarios, to each ownership class for each scenario. In January 2021, the Company commenced discussions with underwriters surrounding a potential IPO. As the Company experienced accelerated demand and favorable market reaction to its products, expansion into various markets, a resulting increase in revenue domestically and internationally, the acquisition of Scalyr, and new product releases during February 2021, the Company considered the possibility of an IPO exit event in calendar 2021. As such, for the February 4, 2021 Valuation Report, the Company began to include IPO scenarios in the valuation methodology and used the Hybrid PWERM to determine enterprise value under different scenarios to capture a range of potential IPO scenarios.

U.S. Securities and Exchange Commission
Division of Corporation Finance

The increase in the fair value per share of the Company’s common stock between the October 29, 2020 and February 4, 2021 Valuation Reports was driven by the Company’s continued growth and expansion, key Board appointments, discussions with underwriters in January 2021 surrounding an IPO, and the acquisition of Scalyr.
The DLOM decreased from 27.5% in the October 29, 2020 Valuation Report as a result of the shorter time to exit.
In addition, secondary transactions that were executed in December 2020 were also considered in determining the fair value of the Company’s common stock in the February 4, 2021 Valuation Report as the transactions represented a sale between knowledgeable and willing investors. Secondary transactions of 3,166,749 shares of the Company’s common stock were executed in December 2020. A 10% weighting was given to the secondary transactions at the price of $12.06 per share of common stock, as these secondary transactions represented in aggregate only 1.2% of the total fully diluted shares outstanding of the Company at the valuation date.
The concluded fair value per the February 4, 2021 Valuation Report was $13.95 per share of common stock.
The Company determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of its common stock, and therefore used a straight-line interpolation between the fair value per share of common stock per the October 29, 2020 and February 4, 2021 Valuation Reports in order to determine the fair value of underlying common stock of $6.15 per share as of December 2, 2020 for financial reporting purposes.
February 20, 2021, March 24, 2021, and April 20, 2021 Grants
For purposes of determining the fair value of the Company’s common stock for the option awards granted on February 20, 2021, March 24, 2021, and April 20, 2021, the Company intends to interpolate the value between the February 4, 2021 Valuation Report and future fiscal 2022 valuations or the midpoint of the Preliminary Price Range. The Company will recognize the related stock-based compensation expense in the first quarter of fiscal 2022.
Furthermore, the Company has revised its disclosure on pages F-30 of Draft No. 2 to disclose option grants subsequent to January 31, 2021, the most recent balance sheet date presented.
General
8.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

U.S. Securities and Exchange Commission
Division of Corporation Finance

In response to the Staff’s comment, the Company supplementally provided the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (“Securities Act”), that have been presented to date by the Company to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide any further such materials that contain substantive changes from the materials provided supplementally pursuant to this comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance

*   *   *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613, or, in my absence, David Bell, at (650) 335-7130.

Sincerely,

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur

cc:	Via E-mail
David Bernhardt, SentinelOne, Inc. (w/o enclosures)
Efraim Harari, SentineOne, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)
Steven Levine, Fenwick & West LLP (w/o enclosures)
David Bell, Fenwick & West LLP (w/o enclosures)
Henry Pruitt, Fenwick & West LLP (w/o enclosures)
Lailey Rezai, Fenwick & West LLP (w/o enclosures)